FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

October 14th , 2004

Commission File Number [            ]

Telefónica Móviles, S.A.

(Exact name of registrant as specified in its charter)

Telefónica Mobile, Inc.

(Translation of registrant’s name into English)

Goya, 24

28001 Madrid, Spain 3491-423-4004

(Address of principal executive offices)

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

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If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosures: Telefónica Móviles completes the acquisition of 100% of BellSouth’s mobile operators in

Ecuador, Guatemala and Panama.

NOTICE OF SIGNIFICANT EVENT

TELEFÓNICA MÓVILES, S.A.

Madrid, October 14th, 2004

In compliance with article 82 of Spanish Securities Market Law 24/1988, and related provisions, and in order to make it public as the notification of a Significant Event, we hereby inform you that Telefónica Móviles, S.A., after obtaining the necessary permission from the countries’ respective authorities, has completed the acquisition of 100% of BellSouth’s cellular operators in Ecuador, Guatemala and Panama, which marks the close of the first stage of acquisitions in the agreement reached between the Telefónica Group and BellSouth last March 8, whereby Telefónica Móviles will acquire all BellSouth’s cellular assets in Latin America.

Telefónica Móviles has acquired 100% of BellSouth’s cellular operators in Ecuador, Guatemala and Panama for a firm value of 1,665 million dollars.

Telefónica Móviles has acquired to BellSouth 100% of BellSouth Ecuador, 60% of BellSouth Guatemala and 43,7% of BellSouth Panama. At the same time and as provided in the agreement with BellSouth, Telefónica Móviles has reached an agreement with Multiholding, the company that controls the remaining interest in BellSouth Guatemala (40%) and BellSouth Panama (56,3%) to acquire such interest. The total cost for the acquisition of 100% of BellSouth’s cellular operators in Ecuador, Guatemala and Panama was 833, 175 and 657 million dollars respectively.

We attach to this official statement press release to be announced to the media.

Hence, it is hereby requested that this statement be accepted on this day, October 14th, 2004.

D. Antonio Hornedo Muguiro.

General Counsel

Telefónica Móviles, S.A.

14/10/2004

TELEFÓNICA MÓVILES COMPLETES THE ACQUISITION OF 100% OF BELLSOUTH’S MOBILE OPERATORS IN ECUADOR, GUATEMALA AND PANAMA

•	These transactions mark the close of the first stage of acquisitions in the agreement between the Telefónica Group and BellSouth whereby Telefónica Móviles will acquire BellSouth’s cellular assets in ten countries in Latin America.

•	The company expects to acquire the rest of the operators during the course of 2004.

Madrid, 14 October 2004.- Telefónica Móviles, the company that manages all the Telefónica Group’s cellular assets, has completed the acquisition of 100% of BellSouth’s mobile operators in Ecuador, Guatemala and Panama.

These transactions mark the close of the first stage of acquisitions in the agreement reached between the Telefónica Group and BellSouth last March 8, whereby Telefónica Móviles will acquire all BellSouth’s cellular assets in Latin America, which comprised some 12.5 million customers in 10 countries at the end of the first half of 2004.

The company expects to acquire the rest of the operators over the course of 2004, now that it has obtained the required authorisations from the regulators in most of the countries.

“By acquiring these three companies, we are meeting our goal of completing the purchases of the 10 operators in 2004,” said Telefónica Móviles Chairman and CEO, Antonio Viana-Baptista. “These acquisitions are very positive for Telefónica Móviles. Our aim is for the Group’s new operators to capture a large part of the growth potential of the cellular markets in Ecuador, Guatemala and Panama. To achieve this, we are combining the renowned prestige and professional skills of the management of these companies with Telefónica Móviles’ global leadership in adding the most innovative mobile telephony solutions to its subsidiaries’ offerings”.

The operators acquired

Telefónica Móviles has acquired the operators in Ecuador, Guatemala and Panama for a total enterprise value of 1,665 million dollars, after obtaining the necessary permission from the countries’ respective authorities.

Ecuador

Telefónica Móviles has become Ecuador’s number-two mobile telephony operator, with a customer base of over one million at the end of the first half of 2004. The operator acquired has an estimated 36% share of a market of approximately 13.2 million inhabitants and an estimated penetration rate of 22%. The cost of acquiring all of the Ecuadorian company is 833 million dollars.

Guatemala

Adding together Telefónica Móviles Guatemala’s existing operation and BellSouth Guatemala, Telefónica Móviles will have some 567,000 customers in that country at the end of the first semester of 2004 and an estimated 26% share of a market of approximately 11.5 million inhabitants, with an estimated penetration rate of 19%.

Telefónica Móviles acquired 60% of the BellSouth operator from BellSouth itself, while Multiholding has joined this agreement and will sell Telefónica Móviles the remaining 40%. The cost of acquiring all of the Guatemalan company is 175 million dollars.

Panama

Telefónica Móviles has acquired a company in Panama with more than 502,000 customers at the end of the first semester of 2004, with an estimated 50% share of a market of approximately 3.1 million inhabitants, with an estimated penetration rate of 33%.

Telefónica Móviles has acquired 43.7% of BellSouth’s operator from BellSouth itself, while Multiholding has joined this agreement and will sell Telefónica Móviles the remaining 56.3%. The cost of acquiring all of the Panamanian company is some 657 million dollars.

The purchases of Multiholding’s stakes in Guatemala and Panama were based on the same valuation criteria used in the acquisition of BellSouth’s participations. The closings of these acquisitions are to be carried out in the short term.

The three operators acquired had combined revenues of 482 million dollars and EBITDA of 180 million dollars in 2003.

In all, BellSouth’s 10 cellular operators in Latin America had revenues of 2,501 million dollars and EBITDA of 867 million dollars in 2003.

Telefónica Móviles assumes management of the operators in Ecuador, Guatemala and Panama as of today. These operators will maintain their brand names and commercial systems until their commercial platforms are integrated into those of the Telefónica Móviles Group.

The overall agreement with BellSouth

Under the overall agreement reached by Telefónica Group for Telefónica Móviles to acquire BellSouth’s Latin American 10 cellular operators, the transaction values 100% of the 10 companies (firm value) at 5,850 million dollars, to be financed with cash flow generated by Telefónica Móviles and debt.

The transaction makes Telefónica Móviles the world’s second-largest multinational cellular company, with more than 68 million managed customers (figures at the end of the first half of 2004), and the biggest mobile operator in Latin America, with over 47.5 million managed customers. In addition., Telefónica Móviles is the only mobile telephony company operating in all the region’s main markets, which together have over 421 million inhabitants. All this places the company in a strong position to capture the significant growth potential of the Latin American market.

Telefónica Móviles

Telefónica Móviles manages all the Telefónica Group’s cellular assets worldwide. It is one of the world’s largest mobile telephony operators and the leader in the Spanish- and Portuguese-speaking markets. It has operations on three continents and a managed customer base of over 68 million (at the end of the first half of 2004) including those of BellSouth’s operators in Latin America, whose acquisition was agreed in March this year. In 2003 Telefónica Móviles reported 10,070 million euros in operating revenues (+10.2%), EBITDA of 4,463 million euros (+19.5%) and net profit of 1,608 million euros. Telefónica Móviles is a founding member of the European mobile operators’ alliance, FreeMove.

Telefónica Móviles’ shares are traded on the Spanish and New York Stock Exchanges with the ticker TEM. For more information visit our website: www.telefonicamoviles.com

Telefónica Group

The Telefónica Group is one of the world’s leading telecommunications companies. Telefónica is the leading operator in the Spanish- and Portuguese-speaking markets and the sixth-largest operator in the world in terms of market capitalisation. Its activities are centred mainly on the fixed and mobile telephony businesses with broadband as the key tool for the development of both. The company has a significant presence in 16 countries and has operations in approximately 40. Telefonica has a strong presence in Latin America, where the company operates in eight countries and where it concentrates its growth strategy. Its customer base amounts to more than 100 million clients.

Telefónica is a 100% private company, with almost 1.7 million direct shareholders. It share capital currently comprises 4,955,891,361 ordinary shares traded on the Spanish Stock Market (Madrid, Barcelona, Bilbao and Valencia) and on those in London, Paris, Frankfurt, Tokyo, New York, Lima, Buenos Aires, São Paulo and the SEAQ International Exchange in London.

(NOTE: Data for BellSouth at the end of 2003 correspond to the period ended 30 November. Data for BellSouth for the first half of 2004 correspond to the period ended 31 May).

Más información en nuestra página web http://www.telefonicamoviles.com

Dirección de División de Comunicación	Tel: +34 91 423 40 44
Paseo de Recoletos, 7 y 9	Fax: +34 91 423 40 11

28004 Madrid	e-mail: prensa_tm@telefonicamoviles.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica Móviles, S.A

Date: October 14th, 2004	By:	/s/ Antonio Hornedo Muguiro
	Name:	Antonio Hornedo Muguiro
	Title:	General Counsel